UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 4, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DSP AWARDS TO EXECUTIVES OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI

In terms of paragraph 3.63 of the JSE Limited Listings Requirements we hereby provide the following information regarding award and acceptance of share options by the Company under the AngloGold Share Incentive Scheme to Executive Directors and Prescribed Officers of AngloGold Ashanti.

Date of award   :   24 February 2022
Date of notification   :   1 April 2022
Date of acceptance   :   4 April 2022

Deferred Share Plan (DSP)
The AngloGold Share Incentive Scheme that was approved by shareholders, provides share awards granted to the executives which will vest over a five-year period from 24 February 2023 to 24 February 2027 in equal tranches.

Clearance was obtained in terms of paragraph 3.66 of the JSE Limited Listings Requirements.

Strike price	NIL cost to participant in accordance with the rules of the above plan
Market value per award at date of grant	R335.04
Class of security	Option to acquire ordinary shares
Nature of transaction	Off-market acceptance of share options
Type of interest	Direct beneficial

Name	Number of DSPs Awarded	Total Value of Awards (ZAR)
A Calderon *(Executive Director)*	41,601	13,937,999.04
KC Ramon *(Executive Director)*	58,442	19,580,407.68
S Bailey *(Prescribed Officer)*	33,127	11,098,870.08
L Eybers *(Prescribed Officer)*	43,252	14,491,150.08
M Godoy *(Prescribed Officer)*	10,180	3,410,707.20
L Marwick *(Prescribed Officer)*	28,814	9,653,842.56

ENDS

4 April 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chipo Mrara	+27 11 637 6012/+27 60 571 0797	camrara@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 4, 2022

By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary